FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number 001-33136

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

May 17, 2010	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

Exh. No.	Description
99.1	Unaudited Interim Consolidated Financial Statements For The Three Months Ended March 31, 2010
99.2	Management's Discussion and Analysis For The Three Months Ended March 31, 2010
99.3	Form 52-109F2 Certification of Interim Filings, Executed by Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings, Executed by Chief Financial Officer

EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements
For The Three Months Ended

March 31, 2010

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Thousands of Canadian Dollars)
(Unaudited)

	As at March 31, 2010	As at December 31, 2009
Assets

Current
Cash and cash equivalents	$45,492	$80,624
Amounts receivable and prepaid expenses	475	426
Current assets related to discontinued operations (Note 3)	-	592
	45,967	81,642

Property and equipment	270	278
Long term assets related to discontinued operations (Note 3 and 5)	-	3,442
	$46,237	$85,362

Liabilities

Current
Accounts payable and accrued liabilities	$2,478	$2,659
Due to related parties (Note 10)	371	67
Current liabilities related to discontinued operations (Note 3)	-	1,435
	2,849	4,161

Shareholders’ Equity

Share capital (Note 6)	177,497	174,418
Contributed surplus (Note 9)	21,157	18,265
Deficit	(155,266)	(111,482)
	43,388	81,201
	$46,237	$85,362

Nature of Business (Note 1)
Discontinued Operations (Note 3)

Approved by the Directors:
Director
Director

See accompanying notes to the consolidated financial statements.

Exeter Resource Corporation
Consolidated Statements of Operations and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the period ended March 31, 2010 (Unaudited)

	Three months ended March 31,
	2010	2009
Income
Interest Income	$144	$112

Expenses
Accounting and audit	63	22
Administration salaries and consulting (Note 7)	660	313
Amortization	12	17
Bank charges	2	2
Directors’ fees (Note 7)	1,262	481
Foreign exchange (gain)/loss	(44)	51
Legal fees	135	36
Management fees (Note 7)	638	1,484
Mineral property exploration expenditure (Note 5 and 7)	7,079	3,454
Office and miscellaneous	123	30
Rent	15	19
Shareholder communications (Note 7)	437	163
Stock exchange listing and filing fees	41	48
Telecommunications	8	9
Transfer agent	5	3
Travel and promotion	39	73
	10,475	6,205

Loss from continuing operations	$10,331	$6,093
Loss from discontinued operations (Note 3)	5,506	2,025
Net loss and comprehensive loss for the period	$15,837	$8,118

Basic & diluted loss per share from continuing operations	$(0.14)	$(0.11)

Basic & diluted loss per share from discontinued operations	$(0.07)	$(0.04)

Total basic & diluted loss per share	$(0.21)	$(0.15)

Weighted average number of common shares outstanding	73,926,035	54,278,756

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars)
For the period ended March 31, 2010 (Unaudited)

	Three months ended March 31,
	2010	2009
Operating Activities
Loss for the period from continuing operations	$(10,331)	$(6,093)
Non cash items:
Amortization	14	17
Donation of shares	86	-
Stock based compensation (Note 7)	3,220	2,252
	(7,011)	(3,824)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(49)	(61)
Accounts payable and accrued liabilities	(181)	527
Due to related parties	66	(172)
Cash flows from the operating activities of continuing operations	(7,175)	(3,530)

Loss for the period from discontinued operations	(5,506)	(2,025)
Non cash items:
Amortization	4	15
Stock based compensation (Note 7)	826	796
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(87)	13
Accounts payable and accrued liabilities	60	(974)
Cash flows from the operating activities of discontinued operations	(4,703)	(2,175)

Financing Activities
Issue of share capital for cash (Note 6)	1,839	29,224
Share issue costs	-	(2,310)
Cash flows from financing activities of continuing operations	1,839	26,914

Cash transferred on Plan of Arrangement (Note 3)	(25,000)	-
Cash flows from financing activities of discontinued operations	(25,000)	-

Investing Activities
Acquisition of property and equipment	(6)	(1)
Cash flows from investing activities of continuing operations	(6)	(1)

Acquisition of property and equipment	(87)	-
Cash flows from investing activities of discontinued operations	(87)	-

Net (decrease) increase in cash and cash equivalents	(35,132)	21,207
Cash and cash equivalents, beginning of period	80,624	19,113

Cash and cash equivalents, end of period	$45,492	$40,320

See accompanying notes to the consolidated financial statements

Exeter Resource Corporation
Consolidated Statements of Shareholders' Equity (Expressed in Thousands of Canadian Dollars, Except Share Data)
For the three month period ending March 31, 2010 and the year ended December 31, 2009 (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity

Balance as at December 31, 2008		50,200,423	$ 89,356	$ 11,822	$ (80,504)	$ 20,674
Additions during the year:
-	Exercise of warrants	304,679	731	-	-	731
-	Exercise of stock options	1,485,100	2,717	-	-	2,717
-	Equity financing net of share issue costs	21,907,500	80,963	-	-	80,963
-	Agent’s warrants	-	(1,511)	1,511	-	-
-	Contributed surplus allocated on exercise of Agent’s Warrants	-	376	(376)	-	-
-	Contributed surplus allocated on exercise of stock options	-	1,786	(1,786)	-	-
-	Stock based compensation	-	-	7,094	-	7,094
-	Net loss for the year	-	-	-	(30,978)	(30,978)

Balance at December 31, 2009		73,897,702	$ 174,418	$ 18,265	$ (111,482)	$ 81,201
Additions during the period:
-	Exercise of warrants	480,196	1,153	-	-	1,153
-	Exercise of stock options	408,000	686	-	-	686
-	Donation	10,000	86	-	-	86
-	Contributed surplus allocated on exercise of Agent’s Warrants	-	595	(595)	-	-
-	Contributed surplus allocated on exercise of stock options	-	559	(559)	-	-
-	Stock based compensation	-	-	4,046	-	4,046
-	Transfer of Argentine Business net assets to Extorre	-	-	-	(27,947)	(27,947)
-	Net loss for the period	-	-	-	(15,837)	(15,837)
Balance at March 31, 2010		74,795,898	$ 177,497	$ 21,157	$ (155,266)	$ 43,388

See accompanying notes to the consolidated financial statements

1.	Nature of Business and Continuing Operation

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition and exploration of mineral properties located in Chile.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

2.	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and, except as noted below, follow the same accounting policies and methods of their application as the Company’s audited consolidated financial statements for the year ended December, 2009, without all the note disclosures required for audited financial statements. These interim financial statements reflect all normal and recurring adjustments considered necessary to fairly state the results for the periods presented. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

3.	Discontinued Operations and Transfer of Argentine Assets

On March 24, 2010 the Company completed a Plan of Arrangement (the “Arrangement”) under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets to Extorre Gold Mines Limited (“Extorre”).  Under the Arrangement, each shareholder of the Company receivedone share of Extorre for each share of the Company held.  The Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties.

The Company did not realize any gain or loss on the transfer of the Argentine Business, which was comprised of a working capital contribution of $25 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of the Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior period.

The amount recognized as loss from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

3.           Discontinued Operations and Transfer of Argentine Assets (Continued)

The following table shows the results related to discontinued operations for the three month periods ended March 31, 2010 and 2009:

	Three Months ended March 31
	2010	2009
Accounting and audit	$49	$16
Administration salaries and consulting (Note 7)	281	102
Bank charges	15	8
Directors’ fees (Note 7)	-	157
Foreign exchange loss/(gain)	70	(7)
Legal fees	76	12
Management fees (Note 7)	358	486
Mineral property exploration expenditures(Note 5 and 7)	4,453	1,131
Office and miscellaneous	13	17
Rent	8	6
Shareholder communications (Note 7)	131	54
Stock exchange listing and filing fees	23	16
Telecommunications	4	3
Transfer agent	3	1
Travel and promotion	22	23
Loss from discontinued operations	$5,506	$2,025

The transfer of the Argentine assets is summarized in the table below:

March 24, 2010

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due from related party	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

4.	Changes in accounting policies and new accounting developments

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards.  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the interim consolidated financial statements.

5.	Mineral Properties - Exploration Costs

	Discontinued Operations	Chilean Properties	Three Months ended March 31, 2010
Assays	$437	$112	$549
Consultants and contractors	20	125	145
Drilling	1,321	3,721	5,042
Engineering	123	54	177
Environmental	146	14	160
Field camp	312	705	1,017
Geological *	494	588	1,082
IVA tax	491	790	1,281
Legal and title	76	30	106
Metallurgical *	116	234	350
Office operations	179	39	218
Resource development	50	50	100
Travel	221	192	413
Wages and benefits *	467	425	892
Exploration costs	$4,453	$7,079	$11,532
Cumulative exploration costs	$57,190	$30,531	$87,721

*Includes stock based compensation cost as reflected below

	Discontinued Operations	Chilean Properties	Three Months ended March 31, 2010
Geological	$181	$445	$626
Metallurgical	66	145	211
Wages and benefits	58	80	138
Total	$305	$670	$975

5.	Mineral Properties - Deferred Exploration Costs (Continued)

	Discontinued Operations	Chilean Properties	Three Months ended March 31, 2009
Assays	$52	$99	$151
Consultants and contractors	29	21	50
Drilling	15	1,412	1,427
Engineering	10	10	20
Environmental	11	19	30
Field camp	91	579	670
Geological *	127	274	401
IVA tax	84	379	463
Legal and title	30	86	116
Metallurgical *	18	79	97
Office operations	182	72	254
Resource development	55	62	117
Travel	123	97	220
Wages and benefits *	304	265	569
Exploration costs	$1,131	$3,454	$4,585
Cumulative exploration costs	$43,337	$15,082	$58,419

*Includes stock based compensation cost as reflected below

	Discontinued Operations	Chilean Properties	Three Months ended March 31, 2009
Geological	$25	$104	$129
Metallurgical	-	7	7
Wages and benefits	78	32	110
Total	$103	$143	$246

6.	Share Capital

The Company has an unlimited authorized share capital without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period /year	73,897,702	$174,418	50,200,423	$89,356
Issued during the period/year for:
Cash - equity financing	-	-	21,907,500	86,500
- exercise of options	408,000	686	1,485,100	2,717
- exercise of warrants	480,196	1,153	304,679	731
Donation	10,000	86	-	-
Contributed surplus allocated	-	1,154	-	2,162
Share issue costs	-	-	-	(7,048)
Balance, end of period / year	74,795,898	$177,497	73,897,702	$174,418

During the three months ended March 31, 2010, the Company issued 408,000 shares pursuant to the exercise of options at an average price of $1.68 per share for a total consideration of $686; 480,196 shares pursuant to the exercise of warrants at a price of $2.40 per share, and 10,000 shares as a charitable donation at the market price on date of issue of $8.60 per share.  Contributed surplus allocated to share capital upon the exercise of stock options and agents warrants was $559 and $595 respectively.

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was amended and approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

The following is a summary of the status of the Plan at March 31, 2010 and December 31, 2009:

	March 31, 2010		December 31, 2009
	Shares	Weighted Average Exercise Price *	Shares	Weighted Average Exercise Price

Options outstanding, beginning of period/year	9,008,900	$1.98	8,885,000	$2.50
Forfeited/cancelled/expired	(107,500)	1.71	(3,716,000)	3.31
Granted	2,513,000	6.42	5,325,000	2.95
Exercised	(408,000)	1.35	(1,485,100)	1.83
Options outstanding, end of period/year	11,006,400	$3.02	9,008,900	$2.50

*  After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).Under the Arrangement, each option holder in the Company received one new option in the Company, at a new exercise price but with the same expiry date as the existing option and one option in Extorre at a new exercise price but with the same expiry date as the existing option in the Company for each option held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement, applied to the original option price. As such, the adjustment to the options is not a re-pricing and does not result in the recognition of additional stock-based compensation.

The following table summarizes information about the stock options outstanding at March 31, 2010.

Range of Prices ($)	Outstanding	Vested	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price *
0.50 – 1.00	240,000	240,000	0.29	$0.88
1.01 – 2.00	3,573,400	3,523,400	2.45	$1.44
2.01 – 3.00	4,300,000	3,885,000	3.44	$2.39
3.01 – 4.00	380,000	280,000	4.50	$3.99
5.01 – 6.00	765,000	257,500	4.84	$5.46
6.01 – 7.00	1,748,000	295,000	4.99	$6.84
	11,006,400	8,480,900	3.43	$3.02

*  After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).

7.	Stock Option Plan (Continued)

Stock-based Compensation
The fair values of options vested during the three months ended March 31, 2010 was estimated at the grant date, cliff vest date or measurement date (Shareholder approval date) using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	83.82%
Risk-free interest rate	2.11%
Expected life	3.0 years
Expected dividend yield	0.0%

Stock-based compensation expense recognized in the quarter, on the vesting of stock options of $4,046  was allocated to contributed surplus.

Stock based compensation has been allocated as follows:

	Three Months ended March 31, 2010
	Discontinued Operations	Continuing Operations	Total
Administration salaries and consulting	$ 217	$ 547	$ 764
Management fees	299	532	831
Directors’ fees	-	1,262	1,262
Shareholder communications	5	209	214
Mineral property exploration expenditures	305	670	975
Total	$ 826	$ 3,220	$ 4,046

	Three Months ended March 31, 2009
	Discontinued Operations	Continuing Operations	Total
Administration salaries and consulting	$ 57	$ 172	$ 229
Management fees	474	1,445	1,919
Directors’ fees	156	475	631
Shareholder communications	6	17	23
Mineral property exploration expenditures	103	143	246
Total	$ 796	$ 2,252	$ 3,048

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

8.	Warrants

At March 31, 2010 the Company had outstanding share purchase warrants exercisable to acquire 294,975 shares as follows:

Number	Exercise Price *	Expiry Date
294,975	$ 4.74	November 26, 2010

*  After giving effect to the exercise price adjustment in relation to the Arrangement (Note 3).Under the Arrangement, each share purchase warrant holder in the Company received one new share purchase warrant in the Company at a new exercise price but with the same expiry date as the existing share purchase warrant and one share purchase warrant in Extorre at a new exercise price but with the same expiry date as the existing share purchase warrant in the Company for each share purchase warrant held at the Arrangement date.  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement applied to the original option price.  As such, the adjustment to the share purchase warrant is not a re-pricing.

At December 31, 2009 the Company had outstanding share purchase warrants exercisable to acquire 775,171 shares as follows:

Number	Exercise Price	Expiry Date
480,196	$ 2.40	February 26, 2010*
294,975	$ 6.00	November 26, 2010
775,171

* all warrants were exercised prior to the expiry date.

9.	Contributed Surplus

	March 31, 2010	December 31, 2009
Balance, beginning of the period / year	$18,265	$11,822
Stock-based compensation expense	4,046	7,094
Agent’s Warrants	-	1,511
Contributed surplus allocated on exercise of Agent’s Warrants	(595)	(376)
Contributed surplus allocated on exercise of stock options	(559)	(1,786)
Balance, end of the period / year	$21,157	$18,265

10.	Related Party Transactions

Amounts due to related parties of $371at March 31, 2010 (December 31, 2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company.

During the three months ended March 31, 2010 a total of $361 (March 31, 2009 - $ 234) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $90 (2009 - $90) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration fees of $71 (2009 - $54) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $72 (2009 - $45) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $70 (2009 - $45) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)	Management fees of $58 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel.

During the three months ended March 31, 2010 the Company received $15 (2009 $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

11.	Contractual Obligations

a)
The Company leases offices in Vancouver and Chile.  In addition the Company has an advance royalty payment of US$250 thousand per year commencing in 2011. The lease commitments are summarized in the table below:

	Payments Due by Period
	Total	2010	2011
Office leases	$126	$87	$39

b)
The Company has irrevocably and unconditionally guaranteed the ongoing operations of Estelar and its obligations with respect to the CVSA properties and as a result of the transfer of its Argentine assets to Extorre pursuant to the Arrangement, has received an indemnity from Extorre, whereby Extorre has agreed to save harmless Exeter of and from any and all losses, costs and liabilities in respect of the guarantee.

12.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The segmented reporting is split between the results of the discontinued operations covering all activities associated with the Argentine operations, and continuing operations which covers mineral exploration activities in Chile and head office charges.  Following is a summary of assets and liabilities by geographical segment:

March 31, 2010	Discontinued operations	Canada	Chile	Total
Cash and cash equivalents	$-	$45,000	$492	$45,492
Amounts receivable and prepaid expenses	-	356	119	475
Property and equipment	-	78	192	270
	-	45,434	803	46,237
Current Liabilities	-	(1,055)	(1,794)	(2,849)
	$-	$44,379	$(991)	$43,388
Net loss - 3 months ended March 31, 2010	$5,506	$4,363	$5,968	$15,837
December 31, 2009		Canada	Chile	Total
Cash and cash equivalents	$465	$80,387	$237	$81,089
Amounts receivable and prepaid expenses	127	353	73	553
Property and equipment	88	77	201	366
Mineral properties	3,354	-	-	3,354
	4,034	80,817	511	85,362
Current Liabilities	(1,435)	(1,440)	(1,286)	(4,161)
	$2,599	$79,377	$(775)	$81,201
Net loss - 3 months ended March 31, 2009	$2,025	$2,635	$3,458	$8,118

The activities related to discontinued operations have been reclassified to conform with the presentation for the current period (Note 3).

EXHIBIT 99.2

\

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2010

Management’s Discussion and Analysis

May 13, 2010

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as of March 31, 2010, unless otherwise stated; (iii) all references to monetary amounts are to Canadian dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US dollars.

Forward Looking Statements

This management discussion and analysis (“MD&A”) contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Exeter’s forward-looking statements are based on thebeliefs, expectations and opinions of management on the date the statements are made, and Exeter does not assume anyobligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions shouldchange except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper and other commodity prices and currency exchange rates;uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty ofestimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need forcooperation of government agencies and native groups in the exploration and development of properties and the issuance ofrequired permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms offuture financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty ofmeeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals and other risksand uncertainties disclosed under “Risks” below and in Exeter’s Annual Information Form for the year ended December 31, 2009 dated March 30, 2010, filed with the Canadiansecurities regulatory authorities, Exeter’s annual report on Form 40-F filed with the United States Securities and ExchangeCommission (the “SEC”), and other information released by Exeter and filed with the appropriate regulatory agencies.Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Notes to U.S. Investors

Cautionary note concerning reserve and resource estimates

This MD&A and other information released by Exeter uses the terms “resources”, “measuredresources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms arerecognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards,mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could beeconomically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are notmineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or anypart of measured or indicated resources will ever be converted

2

into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether theycan be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to ahigher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resourcesexist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosurean issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve andresource estimates contained in press releases by the Company in the past and in the future, have been or will be prepared inaccordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirementsof NI 43-101 are not the same as those of the SEC, and reserves reported by Exeter in compliance with NI 43-101 maynot qualify as reserves under the SEC’s standards.

U.S. investors are urged to consider closely the disclosure contained in our annual report on Form 40-F. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Report on Operations

First Quarter 2010

In March 2010, Exeter shareholders approved a Plan of Arrangement (the “Arrangement”) whereby its Argentine assets together with approximately $25 million in cash were transferred to a newly created public company Extorre Gold Mines Limited. (“Extorre”).  Exeter retained all assets relating to the Caspiche gold-copper discovery in Chile, together with approximately $43 million in working capital.

Drilling at the Caspiche project in the Maricunga region of Chile led to an updated resource announcement in April 2010. The latest announcement was an interim statement, as drilling is continuing on the property.

The mineral resources are as follows:

Indicated Resource: 14.3 M. (million) ounces of gold*, 3.5 billion pounds of copper and 33.6 M. ounces of silver, plus an additional
Inferred Resource: 10.0 M. ounces of gold**, 2.9 billion pounds of copper and 26.7 M. ounces of silver.

The indicated resource is based on 785 Mt (metric tons) at a grade of 0.57 g/t gold (grams per metric ton) and 1.33 g/t silver, including 690 Mt at a grade of 0.20% copper.

**The inferred resource is based on 688 Mt at a grade of 0.45 g/t gold and 1.21 g/t silver, and includes 675 Mt at a grade of 0.19% copper.

The gold equivalent*** endowment of Caspiche, using only gold and copper (excluding silver and molybdenum), now stands at:

Indicated Resource: 23.9 M. gold equivalent ounces*** plus
Inferred Resource: 17.8 M. gold equivalent ounces***.

The resource estimates were carried out by independent engineering consultants, AMEC International (Chile) S.A., a recognised international expert in reporting NI43-101 compliant resources. The estimates are based on all drilling by Exeter and third parties to the end of 2009, including assays received up to February 6, 2010.

*** All resource statements follow the Canadian reporting standard for reporting mineral resources and reserves (known as National Instrument 43-101). As reporting definitions differ between jurisdictions, the resources quoted by Exeter do not comply with the SEC definition of reserves and are therefore for reference only. Gold equivalent ounces are calculated using a formula set out in the NI 43-101 compliant resource report dated March 12, 2010and filed on SEDAR. It calculates gold equivalent ounces for the contained copper within the deposit and is for reference purposes only.

3

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American which has occurred. Exeter has satisfied its obligations under the agreement to date and spent more than its required minimum expenditures of US$2.55 million, including completing more than 15,500 metres of required drilling which will allow it to exercise its option to acquire a 100% interest in the properties at any time before the end of January 31, 2011. Anglo American will retain a 3% net smelter returns royalty (“NSR”) from production from the property and Anglo American has the right to buy the property back if it is not put into production within 10 years from the date that the Company exercises its option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a Chilean company.

All hard copy data received from Anglo American was digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche was reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Newcrest Mining led to the discovery and subsequent drilling of the upper levels of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Additional exploration work is required to define the limits of the mineralized system, and to better determine the grade continuity of the Caspiche porphyry deposit. In conjunction, additional assessments of the potential for deleterious elements and metallurgical characterization studies are in progress, along with baseline environmental and hydrological studies.

Porphyry gold-copper mineralization in the Maricunga belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centers at Caspiche. Approximately 22,700 m of drilling will be required in order to upgrade resources and test additional targets at Caspiche. The drilling total will be expended through the 2009-2010 drill season. The drill programs will require an estimated 10 to 20 months to complete, depending upon the drill rig availability, directional drilling equipment for deep holes, permitting, and climatic conditions. The proposed budget for the programs is $14.5 million.

Following completion of the 2010 work program, AMEC recommends that the Company prepare for the next level of study, a pre-feasibility study. The goal of the pre-feasibility study will be to determine the Caspiche porphyry project configuration through trade-off studies and develop cost estimates to justify additional project development. The estimated budget for these programs is $19 million. AMEC anticipates these work programs will take between two and four years to complete.

4

Results from Operations

The Company began 2010 with 73,897,702 common shares outstanding and ended the three monthperiod ending March 31, 2010 with 74,795,898 common shares outstanding. During the first quarterof 2009, the Company received net proceeds of $0.7 million and issued 408,000 common shares upon the exercise of options, received net proceeds of $1.2 million and issued 480,196 shares upon the exercise of warrants, and issued 10,000 common shares as a charitable donation to the Britannia Beach Mining Society at a deemed value of $86 thousand based upon the market price of the common shares on the date of issue. Shares issued and proceeds received during the three months ended March 31, 2010 are summarized below:

	Options Exercised	Warrants Exercised	Donation	Total
Shares issued	408,000	480,196	10,000	898,196
Proceeds ($000’s)	$686	$1,153	$Nil	$1,838

As at May 13, 2010, the Company had 75,060,898 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements for the first quarter ended March 31, 2010 (the “Interim Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2009 and should be read in conjunction with those statements.

First Quarter Ended March 31, 2010

The Company ended the first quarter with $45.5 million of cash and cash equivalents. The Company spent approximately $10.6 million in exploration costs excluding stock based compensation in the first quarter of 2010. Stock based compensation expense of $4.0 million in the first quarter was primarily due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted during the quarter and from options that were previously granted to employees and consultants and together with those that were repriced in the first quarter of 2009.

On March 24, 2010 the Company completed the Arrangement under the British Columbia Business Corporation Act pursuant to which it transferred its Argentine assets (the “Argentine Business”) to Extorre.

Under the Arrangement, each shareholder of the Company receiveda share of Extorre and the Company transferred its wholly owned subsidiaries, Estelar Resources Limited (“Estelar”) and Cognito Limited (“Cognito”), (together “Argentine Business”), both companies incorporated in the British Virgin Islands, to Extorre.  Estelar and Cognito hold the Argentine assets which included cash and working capital balances, and the interests in a number of precious and base metal projects, being the Cerro Vanguardia Sociedad Anonima (“CVSA”) properties (includes Cerro Moro), the Don Sixto property, the Estelar properties and the MRP properties.

The Arrangement was approved by the board of directors of Exeter and, among other things, the favourable vote of Exeter's common shareholders at a special shareholders’ meeting held on March 11, 2010.

As a result of the Arrangement being completed during the quarter,the Company has accounted for results related to the Argentine Business up to the effective date of the Arrangement as discontinued operations (see below) and as a result the balance sheet of the Company at March 31, 2010 excludes the assets and liabilities related to the discontinued operations and reflects the increased deficit which arises on the transfer of the Argentine assets to Extorre, consequently, there are significant differenceswhen compared to that of the fourth quarter of 2009. With continued exploration at Caspichealong with the transfer of $25 million and the Argentine assets to Extorre, the assets of the Company have decreased by approximately $39million.  Income statement items from the first quarter 2010 are very similar to that of the fourth quarter 2009 and expenditure on the Caspiche project was roughly comparable in both quarters.

5

The amount recognized as loss from discontinued operations includes the direct operating results of Estelar and Cognito and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Argentine assets in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

First Quarter 2010 Compared to First Quarter 2009

Two major differences between first quarter 2010 and that of 2009 are mineral property expenditures and stock-based compensation. In the first quarter 2009, excluding stock based compensation, the Company’s expenditures totalled $5.1 million with approximately $4.3 million spent on mineral properties. With the credit crisis of 2008 and difficult economic environment in the first quarter of 2009, management significantly reduced spending in late 2008 and early 2009. Throughout 2009, economic conditions improved along with continued encouraging results on the Company’s former Cerro Moro project located in Argentina (subsequently transferred to Extorre pursuant to the Arrangement) as well as its Caspiche project in Chile and expenditures increased. Stock based compensation was much higher in the first quarter of 2010 than in 2009 due to increased numbers of options that were granted to employees and management.

Discontinued Operations and Transfer of Argentine Business under the Arrangement

The Company has, in accordance with CICA 3475, accounted for the financial results associated with the Argentine Business up to the date of Arrangement as discontinued operations in these financial statements and has reclassified the related amounts for the current and prior period.

The Company did not realize any gain or loss on the transfer of the Argentine Business, which was comprised of a working capital contribution of $25 million, and the other Argentine assets and liabilities as at the effective date of the Arrangement.

The following table shows the results related to discontinued operations for the three month periods ended March 31, 2010 and 2009:

	Three Months ended March 31 ($000’s)
	2010	2009
Accounting and audit	$49	$16
Administration salaries and consulting	281	102
Bank charges	15	8
Directors’ fees	-	157
Foreign exchange loss/(gain)	70	(7)
Legal fees	76	12
Management fees	358	486
Mineral property exploration expenditures	4,453	1,131
Office and miscellaneous	13	17
Rent	8	6
Shareholder communications	131	54
Stock exchange listing and filing fees	23	16
Telecommunications	4	3
Transfer agent	3	1
Travel and promotion	22	23
Loss from discontinued operations	$5,506	$2,025

6

The transfer of the Argentine assets is summarized in the table below:

($000’s)

Cash and cash equivalents	$25,498
Amounts receivables and prepaid expenses	183
Due to related parties	238
Long term assets related to discontinued operations:
Property and equipment	169
Mineral properties	3,354
Accounts payable and accrued liabilities	(1,495)

Net assets transferred to Extorre	$27,947

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements reflects information related to continuing operations:

	($000's, except share data)
Three month period ended March 31,	2010	2009
Interest income	$144	$112
Mineral property exploration costs 1	$6,409	$3,311
Stock-based compensation2	$3,220	$2,252
Loss	$10,331	$6,093
Basic and diluted loss per common share	$0.14	$0.11

1) excludes stock-based compensation cost allocated of $670 thousand (2009: $143 thousand).
2) stock-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

	($000's)
As at	March 31, 2010	December 31, 2009
Working capital	$43,118	$78,324
Total assets	$46,237	$81,328
Total liabilities	$2,849	$2,726
Share capital	$177,497	$174,418
Deficit	$(155,266)	$(111,482)

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	2010	2009				2008
($000’s)	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest	144	111	135	142	111	157	211	259
Net loss and comprehensive loss, excluding stock-based compensation	11,791	9,286	3,927	5,601	5,070	6,124	6,258	6,000
Administration expenditures*	1,352	1,611	734	723	796	783	796	1,039
Mineral property exploration costs, excluding stock-based compensation	10,557	7,759	3,418	5,060	4,341	5,500	5,644	5,189
Stock-based compensation	4,046	1,072	1,464	1,510	3,048	806	462	3,099
Basic and diluted loss per common share	$0.21	$0.16	$0.09	$0.11	$0.15	$0.15	$0.14	$0.19

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

7

Interest income was higher in the first quarter 2010 when compared to the previous quarters as cash obtained through the equity financing completed in November 2009 increased its ability to earn interest with higher cash balances. The funds raised in November 2009 continue to be used to fund its drilling and exploration programs at Caspiche and for administrative expenditures.

Net loss and comprehensive loss per quarter, excluding stock-based compensation, has been higher in the past two quarters as the Company maintained elevated exploration activity through its 2009-2010 drilling season at Caspiche in comparison to the previous drill season,in which spending was significantly reduced s as a result of the downturn in the economy.

Stock-based compensation remained high in the first quarter as additional options were granted and some expense was recognized as a result of the vesting of options that were repriced in January 2009. Stock-based compensation has fluctuated quarter by quarter for a number of reasons including higher volatility as a component of the Black-Scholes pricing model, options granted through the quarter and options vesting.

Under the Arrangement, each option holder in the Company received one new option in the Company, at a new exercise price but with the same expiry date as the existing option and one option in Extorre at a new exercise price but with the same expiry date as the existing option in the Company for each option held at the Arrangement date..  The exercise price was determined on the basis of the relative volume weighted average trading price of Extorre and the Company during the first five trading days after the completion of the Arrangement, applied to the original option price. As such, the adjustment to the options is not a re-pricing and does not result in the recognition of additional stock-based compensation.

Supplemental Information:
Comparison to Prior Quarterly Periods – Continuing Operations

	2010	2009
($000’s)	1st Quarter	4th Quarter
Interest	144	110
Net loss and comprehensive loss, excluding stock-based compensation	7,111	4,347
Administration expenditures*	890	721
Mineral property exploration costs, excluding stock-based compensation	6,409	3,476
Stock-based compensation	3,220	587
Basic and diluted loss per common share	$0.14	$0.07

*Administration expenditures are calculated by removing interest, stock-based compensation, exploration costs, and the effect of the conversion of foreign currencies from the net loss.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2010 totalled $45.5 million compared to $80.6 million at December 31, 2009, a decrease of approximately $35.1 million resulting fromboth the completion ofthe Arrangement,pursuant to which $25 million was transferred to Extorre andexpenditures on the Cerro Moro project which was also transferred to Extorre, and on its Caspiche Project through the 2009-2010 drill season. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. While the Company has successfully raised funds through past capital financings there is no guarantee that it will be able to do so again in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at the Caspiche and expenditures will be adjusted to match available funding.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

8

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange risk (currency), liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.

The Company operates in a number of countries, including Canada and Chile, andis therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Chile and mitigates foreign exchange risk by transferring funds to its foreign operations only assuch funds are required to meet expenditures.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, US Dollars, Australian Dollars and Chilean Pesos) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2010:

	Chilean Pesos (in thousands)	US Dollars (in thousands)	Australian Dollars (in thousands)
Cash and cash equivalents	253,524	207	-
Amounts receivable	61,627	-	-
Accounts payable and accrued liabilities	(802,449)	(243)	(242)
Net balance	(487,298)	(36)	(242)
Equivalent in Canadian Dollars	(945)	(35)	(225)
Rate to convert to $1.00 CDN	0.001939	1.0158	0.9312

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Current financial assets and financial liabilities are generally not exposed to significant interest rate risk because of their short-term maturity.

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company manages liquidity by carefully monitoring all expenditures, by periodically raising equity funding and by closely controlling available cash and cash equivalent balances.

Contractual Obligations

a)
The Company leases offices in Vancouver and Chile.  In addition the Company has an advance royalty payment of US$250 thousand per year commencing in 2011.  Other financial commitments are summarized in the table below:

		Payments Due by Year ($000’s)
	Total	2010	2010 – 2011
Office leases	$ 126	$ 87	$ 39

b)
The Company has irrevocably and unconditionally guaranteed the ongoing operations of Estelar and its obligations with respect to the CVSA properties and as a result of the transfer of its Argentine assets to Extorre pursuant to the Arrangement, has received an indemnity from Extorre, whereby Extorre has agreed to save harmless Exeter of and from any and all losses, costs and liabilities in respect of the guarantee.

9

Related Party Transactions ($000’s)

Amounts due to related parties of $371 at March 31, 2010 (December 31, 2009 - $67) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and for ongoing exploration expenditures payable to a related company.

During the three months ended March 31, 2010 a total of $361 (March 31, 2009 - $ 234) was paid or accrued for related party transactions as described below:

a)	Exploration and consulting fees of $90 (2009 - $90) were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Exploration fees of $71 (2009 - $54) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

c)	Management fees of $72 (2009 - $45) were paid to a corporation controlled by the Chairman of the Company.

d)	Management fees of $70 (2009 - $45) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

e)
Management fees of $58 (2009 - $Nil) were paid or accrued to a corporation controlled by the Vice President Corporate Development and Legal Counsel of the Company.  During the quarter the Company entered into a renewable agreement with Patrocinium Services Corp. for the provision of Mr. Montpellier’s services.

During the three months ended March 31, 2010 the Company received $15 (2009 $Nil) for administrative support fees from a corporation with common directors.

These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

10

Outlook

Caspiche is a world class gold-copper resource. Its size ranks with the largest systems of its type in South America, and when combined with its’ location in a favoured investment jurisdiction, makes it unique within the industry.

On the basis of expenditures to date and the planned programs, Exeter expects to have invested in the order of $45 million in the Caspiche project by the end of 2010. That level of commitment has been entirely justified by the results to date. In late third quarter 2010 the Company intends to release a further NI 43-101 resources estimate, which will include all results from drilling completed to May 2010, for Caspiche. Shortly thereafter in the fourth quarter 2010 the Company expects to begin its 2010-2011 drill season at Caspiche.

Proposed Transactions

The Company’s primary focus is the continued development of its Caspiche project.It occasionally evaluates potential new property acquisitions associated with that development.  Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Changes in Accounting Policies and New Accounting Developments

a)	Business Combinations, Consolidated Financial Statements and Non-Controlling Interests, Sections 1582, 1601 and 1602

The CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements.  Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.  These standards are effective January 1, 2011.  The Company has early adopted these policies effective January 1, 2010 and concluded that there is no material impact to the interim consolidated financial statements.

b)	International Financial Reporting Standards (“IFRS”)

For the Company, 2011 is the changeover date to IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Management is currently working through planed IFRS transition stages. The first stage is for management and the accounting department to be introduced to IFRS. Thus far, activities in the introduction stage have included participation in IFRS workshops run by various experts including large accounting and auditing firms. The Company has also purchased an IFRS handbook and transition textbooks. Third party IFRS consultants have also been identified to aid in the process, including a stock-based compensation management and valuation program and the Company expects to be ready by Q3 2010. Currently, a number of IFRS transition companies and service providers are offering programs to aid companies, similar to Exeter, in the transition to IFRS, and management is in the process of reviewing a number of potential providers and their associated costs. These consultants have programs that are all encompassing and would provide management with project management advice on such key topics as general IFRS accounting policy differences, information technology requirements, disclosure and internal control differences.

11

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2010.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Corporation’s financial statements are prepared. As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Corporation’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. The only change to the Company’s internal control over financial reporting is in regards to the Argentine system of controls. As a result of the Plan of Arrangement, the Company no longer requires systems to monitor the Argentine operations which are now under the control of Extorre.

Risks

The Company operates in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations.

The Company relies on equity financings to fund its activities. While it has been successful in the past,there is no guarantee that the Company will be successful in raising funds through these means in the future.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities inChile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, fully mitigate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The Company has no known reserves and no economic reserves may exist on its properties, which could have a negative effect on the Company’s operations and valuation.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

12

Exploration on the Company’s Caspiche project is largely curtailed through the winter months of May to October. The Company is required to make certain payments and meet certain performance criteria in order to maintain its interest in the Caspiche project.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2009, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Additional Information

Additional information regarding Exeter, including Exeter’s Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

13

EXHIBIT 99.3

Form 52-109F2
Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Exeter Resource Corporation (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: March 17, 2010

“Bryce Roxburgh”
_______________________
Bryce Roxburgh
Chief Executive Officer

2

EXHIBIT 99.4

Form 52-109F2
Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Exeter Resource Corporation (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO.

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 17, 2010

“Cecil Bond”
_______________________
Cecil Bond
Chief Financial Officer

2